JAMES D. EVANS	August 27, 2019	EMAIL JEVANS@FENWICK.COM DIRECT DIAL (206) 389-4559

VIA EDGAR AND OVERNIGHT DELIVERY

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention:	Jennifer López, Staff Attorney
Lilyanna Peyser, Special Counsel
Bill Thompson, Senior Assistant Chief Accountant
Donna Di Silvio, Staff Accountant

Re:	Peloton Interactive, Inc.
Amended Draft Registration Statement on Form S-1
Submitted August 20, 2019
CIK No. 0001639825

Ladies and Gentlemen:

We are submitting this letter on behalf of Peloton Interactive, Inc. (the “Company”) in response to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter dated August 26, 2019 (the “Letter”), regarding the Company’s Amended Draft Registration Statement on Form S-1 (CIK No. 0001639825) confidentially submitted by the Company to the Commission on August 20, 2019 (the “Draft Registration Statement”). Concurrently herewith, we are transmitting the Company’s Registration Statement on Form S-1 (the “Registration Statement”). The numbered paragraphs below correspond to the numbered comments in the Letter and the Staff’s comments are presented in bold italics. With this letter, we have enclosed four copies of the Registration Statement in paper format, marked to show changes from the Draft Registration Statement as submitted on August 20, 2019, all of which is being transmitted via overnight courier.

In addition to addressing the comments raised by the Staff in the Letter, the Company has updated the disclosures in the Registration Statement in response to the Staff’s comment contained in the Staff’s letter dated August 9, 2019 and has revised the Registration Statement to update certain other disclosures.

U.S. Securities and Exchange Commission

Division of Corporation Finance

August 27, 2019

Amended Draft Registration Statement on Form S-1

Dilution, page 52

1.

Please explain to us why you deleted the impact for the automatic conversion of the outstanding warrant exercisable for 240,000 shares of common stock in arriving at your pro forma net tangible book value before giving effect to this offering.

The Company advises the Staff that it removed the reference to the impact for the automatic conversion of the outstanding warrant for shares of its common stock (the “Warrant”) from its calculation of the pro forma net tangible book value on page 52 of the Registration Statement because the Warrant does not have any impact on the pro forma net tangible book value before giving effect to the offering. The Warrant does not automatically convert to common stock in the initial public offering. Instead, the Warrant will remain outstanding following the initial public offering until it expires or is exercised by its holder. Accordingly, the Warrant does not have any impact on the pro forma net tangible book value before giving effect to the offering.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview of Our Business and History, page 66

2.

We note your deletion in this amendment on page 61 of subscription gross margin in discussing your key milestones in your growth history. Please revise your disclosure here and on page 2 to present the most directly comparable GAAP measure, subscription gross margin, to the non-GAAP metric, subscription contribution margin. Refer to Item 10(e)(1)(i)(A) of Regulation S-K.

In response to the Staff’s comment, the Company has revised its disclosure on pages 2, 61, and 93 of the Registration Statement to remove the disclosure regarding Subscription Contribution Margin.

Audited Financial Statements

Consolidated Balance Sheets, page F-3

3.

With regard to prepaid expenses and other current assets, please state separately in the balance sheet or notes to your financial statements any amounts in excess of five percent of total current assets. Refer to Rule 5-02 of Regulation S-X.

The Company advises the Staff that there are no individual items included in prepaid expenses and other current assets that exceed five percent of the Company’s total current assets.

2. Summary of Significant Accounting Policies

Stock-Based Compensation, page F-12

4.	Please expand to disclose how you determine expected volatility.

In response to the Staff’s comment, the Company has revised its disclosure on page F-12 of the Registration Statement to disclose how the Company determines expected volatility.

U.S. Securities and Exchange Commission

Division of Corporation Finance

August 27, 2019

Recently Issued Accounting Pronouncements

ASU 2017-01, page F-15

5.

We note your disclosure on page 8 that you irrevocably elected not to use the extended transition accommodation allowing for delayed adoption of new or revised accounting standards. Please explain to us why you have not yet adopted ASU 2017-01 which is effective for annual reporting periods beginning after December 15, 2017 for public entities.

In response to the Staff’s comment, the Company has revised its disclosure on page F-14 of the Registration Statement to disclose the Company’s adoption of ASU 2017-01 on July 1, 2018. The adoption of this standard did not have a material impact on the Company’s consolidated financial statements.

9. Accrued Expenses, page F-12

6.

With respect to the line item Other for 2019 in the amount of $66.3 million, please revise to state separately any item in excess of five percent of your total current liabilities as required by Rule 5-02 of Regulation S-X.

The Company advises the Staff that there are no individual items included in the line item Other for 2019 that exceed five percent of the Company’s total current liabilities.

10. Debt and Financing Arrangements

Amended and Restated Credit Agreement, page F-22

7.

We note your updated disclosure in response to comment 10 in our letter dated July 17, 2019. Please tell us your consideration of providing the disclosures referenced in Rule 4-08(e) of Regulation S-X including a description of the most significant restrictions on your payment of dividends and the amount of retained earnings restricted or not restricted.

In response to the Staff’s comments, the Company has revised its disclosure on page F-22 of the Registration Statement relating to restrictions on the Company’s ability to pay dividends to disclose that the Amended and Revolving Credit Agreement (the “Credit Agreement”) restricts the Company’s ability to pay cash dividends in the entirety. Aside from the general restriction on cash dividends, the Credit Agreement does not otherwise contain restrictions on the Company’s retained earnings. The Credit Agreement also does not include additional restrictions that would be required to be disclosed under Rule 4-08(e).

*    *    *

U.S. Securities and Exchange Commission

Division of Corporation Finance

August 27, 2019

Should the Staff have additional questions or comments regarding the foregoing, please do not hesitate to contact me at (206) 389-4559.

Sincerely,

/s/ James D. Evans

James D. Evans

cc:	Via E-mail

Jill Woodworth, Peloton Interactive, Inc. (w/o enclosures)

Hisao Kushi, Peloton Interactive, Inc. (w/o enclosures)

Caitlin Johnston, Peloton Interactive, Inc. (w/o enclosures)

Cynthia C. Hess, Fenwick & West LLP (w/o enclosures)

Ran D. Ben-Tzur, Fenwick & West LLP (w/o enclosures)